

NEW YORK CITY COMPTROLLER
SCOTT M. STRINGER

FOR IMMEDIATE RELEASE
June 12, 2017

Jack Sterne, (212) 669-3244
jsterne@comptroller.nyc.gov

Comptroller Stringer and Major Pension Funds: With Backing from Independent Proxy Advisors, "Vote No" Campaign at EpiPen-Maker Mylan Gains Momentum

Independent proxy advisor ISS opposes all incumbent directors, including Chairman Coury, and "say-on-pay" proposal

Glass Lewis validates concerns, opposes three directors and "say-on-pay"

(New York, NY) – New York City Comptroller Scott M. Stringer announced today that leading independent proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis, which advise institutional investors on how to vote at companies' annual meetings, have each recommended that shareowners in EpiPen-maker Mylan NV vote against Mylan directors and against Management Proposal 5 to ratify 2016 executive compensation ("Say-on-Pay") at the company's annual meeting on June 22, 2017.

Recently, a group of institutional investors led by Comptroller Stringer and including the New York City Pension Funds, New York State Comptroller Thomas P. DiNapoli, and the California State Teachers' Retirement System (CalSTRS), launched[i] a "vote no" campaign against six Mylan directors and the company's "say-on-pay" proposal. The campaign follows Mylan's EpiPen price-hiking debacle, excessive executive pay, and a Department of Justice investigation into the company's allegedly overcharging the federal government. Now, with backing from leading independent proxy advisory firms, the campaign is gaining momentum.

"The case for holding Mylan's entrenched Chairman and board accountable could not be stronger. The company's EpiPen price-hiking debacle spawned a global backlash that hurt both the company's reputation and share price. This was ultimately another misstep by a board with a costly history of oversight failures," **New York City Comptroller Scott M. Stringer said.** "From Mylan allegedly overcharging the government for life-saving drugs to the board overpaying top executives, it's clear why shareowners are demanding change. Now, with ISS backing our recommendations and Glass Lewis largely validating our concerns, the stage is set for shareowners to deliver real change at Mylan."

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The group of institutional investors are opposing director nominees Wendy Cameron, Robert Cindrich, Robert Coury, Neil Dimick, Mark Parrish and Randall Vanderveen, and urging investors to vote against Management Proposal 5, the "say-on-pay" proposal.

Institutional Shareholder Services Conclusions

In its June 12th report recommending against the election of Chairman Coury and directors Cameron, Cindrich, Dimick, Parrish and Vanderveen (and the other four incumbent directors), and against Say-on-Pay, ISS concluded:

- "Mylan and its shareholders have suffered significant destruction in shareholder value as a result of the EpiPen pricing and classification controversies which emerged as public issues in 2016.... The company has also suffered long-term reputational damage."

- "All incumbent directors should be considered accountable for material failures of risk oversight over a number of years, when warning signs were available to the company but no actions appear to have been taken to mitigate or head off the significant potential risks that have since materialized."

- "The most troubling issues surround chairman Coury's compensation. ...the persistence and severity of problematic compensation practices and the misalignment between pay and performance together evidence poor stewardship by the compensation committee."

Glass Lewis Conclusions

In its June 9th report recommending against compensation committee directors Cameron, Dimick, and Parrish, and against Say-on-Pay, Glass Lewis cited concerns with the independence of the Mylan board and its leadership as well as with excessive executive pay:

- "The Company has been deficient in linking executive pay to corporate performance, as indicated by the "F" grade."

- "we find the compensation arrangements made with Mr. Coury pursuant to his transition to be be egregious."

- "Shareholders should scrutinize all of the independent directors that served on the board when Mr. Coury's transition agremeent [sic] was approved. The agreement suggests to us a significant deference to Mr. Coury in many respects... The lack of clear independent leadership in the boardroom following the annual meeting should also be top of mind for investors as they evaluate the Company's corporate governance going forward."

The recommendations from these proxy advisors follow a May 30th letter from the group of pension funds which collectively holds about 4.3 million Mylan shares valued at approximately $170 million.

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Since the release of the investors' May 30th letter, Senator Chuck Grassley disclosed a letter[ii] from the U.S. Department of Health and Human Services estimating that Mylan overcharged Medicaid by $1.27 billion for its EpiPen between 2006 through 2016. The disclosure prompted Senator Richard Blumenthal to challenge Mylan's $465 million settlement with the U.S. Department of Justice, which is reportedly not yet final, as "completely insufficient." Together with a group representing state Medicaid directors, Senator Blumenthal has demanded[iii] that Mylan pay Medicaid up to $1.27 billion.

Additionally, *The New York Times* reported[iv] on June 4th that a group of midlevel executives had reportedly raised concerns with both Chairman Coury and CEO Heather Bresch starting in 2014 about soaring EpiPen prices, which they believed "seemed like unethical profiteering at the expense of sick children and adults." Mr. Coury reportedly "replied that he was untroubled", followed by vulgar speech and gestures directed at "anyone criticizing Mylan, including its employees," as well as "Critics in Congress and on Wall Street."

"We're gratified that ISS and Glass Lewis share investors' concerns over Mylan's poor governance and overwhelmingly agree that the company's board needs to be reconstituted," **New York State Comptroller Thomas P. DiNapoli said.**

"It's time to hold the Mylan Board accountable, as they have failed in their duty to properly represent shareholders by continuing to reward management after the mishandling of the EpiPen pricing scandal and their lax oversight of their own Chairman," **added Anne Sheehan, Director of Corporate Governance at CalSTRS**.

The investor coalition's May 30 letter is on file with the Securities and Exchange Commission at https://www.sec.gov/Archives/edgar/data/1517047/000121465917003708/pdf_d530170px14a6n.pdf.

To read the U.S. Department of Health and Human Services letter released by Senator Grassley, click here[v].

To read about Senator Blumenthal's call for Mylan to repay Medicaid, click here[vi].

To read the *New York Times* article referenced above, click here[vii].

Comptroller Stringer serves as the investment advisor to, and custodian and a trustee of, the New York City Pension Funds. The New York City Pension Funds are composed of the New York City Employees' Retirement System, Teachers' Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund and the Board of Education Retirement System.

In addition to Comptroller Stringer, the New York City Pension Funds' Trustees are:

New York City Employees' Retirement System: Mayor Bill de Blasio's Representative, John Adler (Chair); New York City Public Advocate Letitia James; Borough Presidents: Gale Brewer (Manhattan), Melinda Katz (Queens), Eric Adams (Brooklyn), James Oddo (Staten Island), and

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Office of the Comptroller • City of New York • One Centre Street, New York, NY 10007
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Ruben Diaz, Jr. (Bronx); Henry Garrido , Executive Director, District Council 37, AFSCME; John Samuelsen, President Transport Workers Union Local 100; Gregory Floyd, President, International Brotherhood of Teamsters, Local 237.

Teachers' Retirement System: Mayor Bill de Blasio's Appointee, John Adler (Chair); Raymond Orlando, representing the Chairperson of the Panel for Educational Policy and Debra Penny, Thomas Brown and David Kazansky, all of the United Federation of Teachers.

New York City Police Pension Fund: Mayor Bill de Blasio's Representative, John Adler; New York City Finance Commissioner Jacques Jiha; New York City Police Commissioner James P. O'Neill (Chair); Patrick Lynch, Patrolmen's Benevolent Association; Michael Palladino, Detectives Endowment Association; Edward D. Mullins, Sergeants Benevolent Association; Louis Turco, Lieutenants Benevolent Association; and, Roy T. Richter, Captains Endowment Association.

New York City Fire Department Pension Fund: Mayor Bill de Blasio's Representative, John Adler; New York City Fire Commissioner Daniel A. Nigro (Chair); New York City Finance Commissioner Jacques Jiha; James Slevin, President, Gerard Fitzgerald, Vice President, Edward Brown, Treasurer, and John Kelly, Brooklyn Representative and Chair, Uniformed Firefighters Association of Greater New York; John Farina, Captains' Rep.; Paul Ferro, Chiefs' Rep., and Jack Kielty, Lieutenants' Rep., Uniformed Fire Officers Association; and, Thomas Phelan, Marine Engineers Association.

Board of Education Retirement System: Schools Chancellor Carmen Fariña; Mayoral: Issac Carmignani, T. Elzora Cleveland, Vanessa Leung, Gary Linnen, Lori Podvesker, Stephanie Soto, Benjamin Shuldiner, Miguelina Zorilla-Aristy; Michael Kraft (Manhattan BP), Debra Dillingham (Queens BP), Geneal Chacon (Bronx BP), April Chapman (Brooklyn BP), and Peter Calandrella (Staten Island BP); and employee members John Maderich of the IUOE Local 891 and Donald Nesbit of District Council 37, Local 372.

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i http://comptroller.nyc.gov/newsroom/800-billion-investor-group-launches-vote-no-campaign-against-board-and-executive-pay-at-epipen-maker-mylan/
ii https://www.grassley.senate.gov/sites/default/files/constituents/HHS OIG 2nd EpiPen calculation letter for Senate Judiciary May 31 2017_Redacted.pdf
iii http://www.cnbc.com/2017/06/01/blumenthal-wants-mylan-to-pay-medicaid-more-than-1-billion-for-epipen.html
iv https://www.nytimes.com/2017/06/04/business/angry-about-epipen-prices-executive-dont-care-much.html
v https://www.grassley.senate.gov/sites/default/files/constituents/HHS OIG 2nd EpiPen calculation letter for Senate Judiciary May 31 2017_Redacted.pdf
vi http://www.cnbc.com/2017/06/01/blumenthal-wants-mylan-to-pay-medicaid-more-than-1-billion-for-epipen.html
vii https://www.nytimes.com/2017/06/04/business/angry-about-epipen-prices-executive-dont-care-much.html

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Phone: (212) 669-3500 • comptroller.nyc.gov